STRATOS RENEWABLES CORP.

3535 Executive Terminal Drive

Henderson, Nevada 89052

April 14, 2022

Via Edgar Correspondence

Tyler Howes

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stratos Renewables Corp
Amendment No. 1 to Registration Statement on Form 10-12G
Filed April 8, 2022
File No. 000-53187

Dear Mr. Howes:

We have received your correspondence dated April 13, 2022. We have addressed your comments by reproducing them in bold and italicized below and providing our response immediately thereafter. We have filed Form 10/A (Amendment No. 2) which, together with the responses set forth below, address the staff’s comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Our CEO and President has voting control through his ownership of the Series B preferred stock..., page 7

1.	We note your response to prior comment 3 and reissue it. Please revise this risk factor to restore your disclosure quantifying the percentage of the vote held by Mr. Sharp and explaining the conflict of interest alluded to in the risk factor caption.

Response: We have revised this risk factor to disclose the percentage vote held by Mr. Sharp and explained the conflict of interest with the other shareholders.

Report of Independent Registered Public Accounting Firm, page F-1

2.	As previously request in comment 1, please request BF Borgers CPA PC to provide an appropriately dated report. Specifically, the report should not be dated before the end of the period under audited. In this regard, we note that subsequent events were evaluated through March 18, 2022, which is presumably the same date or after the date of the audit report. Also, request BF Borgers CPA PC to include the appropriate audit report date in its consent.

Response: We have revised the date of the report by BF Borgers CPA PC to March 18, 2022 which is also referenced in its consent.

Tyler Howes

April 14, 2022

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at george@george-sharp.com.

Sincerely,

/s/ George Sharp
George Sharp

cc: Ernest Stern, Esq.